

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2024

J. Heath Deneke
President, Chief Executive Officer
Summit Midstream Corporation
910 Louisiana Street, Suite 4200
Houston, TX 77002

> **Re: Summit Midstream Corporation**
> **Registration Statement on Form S-4**
> **Filed June 3, 2024**
> **File No. 333-279903**

Dear J. Heath Deneke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson